                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                              -----------------------

                                   SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section 14(d)(1)
                       of the Securities Exchange Act of 1934
                                 (AMENDMENT NO. 3)
                                  Final Amendment

                                        and

                                   SCHEDULE 13D*
             Statement Pursuant to Section 13(d) of the Securities and
                               Exchange Act of 1934
                                 (AMENDMENT NO. 4)

                              -----------------------

                          RESOURCES PENSION SHARES 5, L.P.
                           a Delaware Limited Partnership
                             (Name of Subject Company)

                           PRESIDIO RPS ACQUISITION CORP.
                                      (Bidder)

                               PRESIDIO CAPITAL CORP.
                                    (Co-Bidder)

                       UNITS OF LIMITED PARTNERSHIP INTEREST
                           (Title of Class of Securities)

                                        NONE
                       (CUSIP Number of Class of Securities)

                              -----------------------

         Allan B. Rothschild                         Copy to:
   Presidio RPS Acquisition Corp.                  Mark I. Fisher
       411 West Putnam Avenue                     Todd J. Emmerman
        Greenwich, CT  06830                    Rosenman & Colin LLP
           (203) 862-7051                       575 Madison Avenue
                                          New York, New York  10022-2585
                                                  (212) 940-8800

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

-----------------
*    This statement also constitutes Amendment No. 4 to the statement on
     Schedule 13D of Presidio RPS Acquisition Corp., Presidio Capital Corp., Presidio Partnership II Corp., T-Two Partnership Acquisition Company, L.P., T-Two Management, LLC, T-Two Holding, LLC, Roundhill Associates Limited Partnership, Roundhill Associates Limited Partnership II, Presidio Holding Company, LLC, Northstar Operating, LLC, Northstar Capital Partners, LLC, Northstar Capital Holdings I, LLC, Northstar Capital Holdings II, LLC, Northstar Presidio Management Company, LLC, W. Edward Scheetz and David Hamamoto with respect to Units of limited partnership interests of Resources Pension Shares 5, L.P.

                            (continued on following pages)
                                 (Page 1 of 5 Pages)

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CUSIP No.:  NONE                  14D-1                        Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                            PRESIDIO RPS ACQUISITION CORP.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

          AF; WC
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          862,597.573 Units
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                                                             / /
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

          Approximately 15.2%
--------------------------------------------------------------------------------

10.  Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

CUSIP No.:  NONE                    14D-1                      Page 3 of 5 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          PRESIDIO CAPITAL CORP.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

          N/A
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          1,487,432.903 Units *
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                                                             / /
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

          Approximately 26.1%
--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

---------------
*  Includes 862,597.573 Units owned by Presidio RPS Acquisition Corp.

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                                                              Page 4 of 5 Pages

    AMENDMENT NO. 3 TO SCHEDULE 14D-1 AND AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 3 (Final Amendment) (i) amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on February 18, 1998 by Presidio RPS Acquisition Corp. (the "Purchaser"), a Delaware corporation, as amended by Amendments Nos. 1 and 2 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 2,000,000 of the outstanding Units of Limited Partnership Interest ("Units") of Resources Pension Shares 5, L.P. (the "Partnership"), a Delaware limited partnership, at a purchase price of $6.50 per Unit, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below, and (ii) constitutes Amendment No. 4 to the statement on Schedule 13D of Presidio RPS Acquisition Corp., Presidio Capital Corp., Presidio Partnership II Corp., T-Two Partnership Acquisition Company, L.P., T-Two Management, LLC, T-Two Holding, LLC, Roundhill Associates Limited Partnership, Roundhill Associates Limited Partnership II, Presidio Holding Company, LLC, Northstar Operating, LLC, Northstar Capital Partners, LLC, Northstar Capital Holdings I, LLC, Northstar Capital Holdings II, LLC, Northstar Presidio Management Company, LLC, W. Edward Scheetz and David Hamamoto. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 862,497.573 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $5,606,234.23. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from Presidio Capital Corp.

Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6(a)-(b) is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, New York City time, on Friday, March 17, 1998. Based on information provided by the Depositary to the Purchaser, pursuant to the Offer, as of 12:00 Midnight, New York City time on Friday, March 17, 1998, the Purchaser accepted for payment 862,497.573 Units, constituting approximately 15.2% of the outstanding Units."

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                                                              Page 5 of 5 Pages

                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      PRESIDIO RPS ACQUISITION CORP.


Dated:  April 3, 1998                 By:  /s/ Allan B. Rothschild
                                           ----------------------------------
                                           Name:   Allan B. Rothschild
                                           Title:  Vice-President




                                      PRESIDIO CAPITAL CORP.


                                      By:  /s/ Allan B. Rothschild
                                           ----------------------------------
                                           Name:   Allan B. Rothschild
                                           Title:  Executive Vice President